UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2021

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Publication of Annual Report 2020 dated 29 April 2021, prepared by WPP plc.

For Immediate Release	29 April 2021

WPP PLC ("WPP")

Publication of Annual Report 2020 and Sustainability Report

WPP has today published on its website www.wpp.com/investors/annual-report-2020 its Annual Report for the year ended 31 December 2020 ('Annual Report 2020') together with its Sustainability Report.

In compliance with 9.6.1 of the Listing Rules, a copy of the Annual Report 2020 will be submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism https://data.fca.org.uk/#/nsm/nationalstoragemechanism

A hard copy version of the Annual Report 2020 will be sent to those shareholders who have elected to receive paper communications on or about 11 May 2021.

The information included in the unaudited preliminary results announcement released on 11 March 2021, together with the information in the Appendices to this announcement which is extracted from the Annual Report 2020, constitute the materials required by the FCA's Disclosure Guidance and Transparency Rule 6.3.5R. This announcement is not a substitute for reading the Annual Report 2020 in full. Page and note references in the Appendices below refer to page and note references in the Annual Report 2020.

Balbir Kelly-Bisla
Group Company Secretary

Further information
Chris Wade, WPP Richard Oldworth, Buchanan Communications	+44 (0)20 7282 4600 +44 (0)7710 130 634 +44 (0)20 7466 5000

About WPP
WPP is a creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

ENDS

APPENDIX A: PRINCIPAL RISKS AND UNCERTAINTIES

PRINCIPAL RISKS

The Board has carried out a robust assessment of the principal risks and uncertainties affecting the Group and the markets we operate in and strategic decisions taken by the Board as at 31 December 2020 and up to the date of this report including any adverse effects of the Covid-19 pandemic and which are described in the table on the following pages.

COVID-19 PANDEMIC

Risk definition

The coronavirus pandemic negatively impacted our business, revenues, results of operations, financial condition and prospects in 2020. The extent of the continued impact of the Covid-19 pandemic on our business will depend on numerous factors that we are not able to accurately predict, including the duration and scope of the pandemic, government actions to mitigate the effects of the pandemic and the intermediate and long-term impact of the pandemic on our clients' spending plans.

Potential impact

The Covid-19 pandemic and the measures to contain its spread may have a continuing adverse effect on our business, revenues, results of operations and financial condition and prospects.

How it is managed and reflected in our strategic priorities

A strong balance sheet, supported further by action to maintain liquidity including, if needed, the suspension of share buybacks, dividends and acquisitions, cost reduction and cash conservation measures, savings on property and IT capex. Constant monitoring of working capital position.

STRATEGIC RISKS

Risk definition

The failure to successfully complete the strategic plan updated in December 2020 to return the business to growth and simplify our structure.

Potential impact

A failure or delay in implementing or realising the benefits from the transformation plan and/or returning the business to growth may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects.

How it is managed and reflected in our strategic priorities

Board oversight of the implementation of the strategic plan and regular briefings on the Group's response to the Covid-19 pandemic.

The Executive Committee regularly reviews progress against the strategic plan and actions required to deliver against the plan and convenes regularly to discuss the Group's response to and implementation of the measures highlighted above to mitigate the impact of the Covid-19 pandemic on the Group's operations, people, clients and financial condition.

The impact of the pandemic and focus on managing cost and changes in ways of working have accelerated aspects of the transformation as we move faster towards a simplified company structure and enhanced use of technology by our people as a consequence of adapting to remote working.

OPERATIONAL RISKS - CLIENTS

Risk definition

We compete for clients in a highly competitive industry which has been evolving and undergoing structural change, now accelerated by the Covid-19 pandemic. Client loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to recessionary economic conditions or a shift in client spending would have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.

Potential impact

The competitive landscape in our industry is constantly evolving and the role of traditional agencies is being challenged. Competitors include multinational advertising and marketing communication groups, marketing services companies, database marketing information and measurement, social media and professional services and consultants and consulting internet companies.

Client contracts can generally be terminated on 90 days' notice or are on an assignment basis and clients put their business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted if we fail to react quickly enough to changes in the market and to evolve our structure, and by loss of reputation, and may be limited by clients' policies on conflicts of interest.

There are a range of different impacts on our clients globally as a consequence of the Covid-19 pandemic. In the past, clients have responded to weak economic and financial conditions by reducing or shifting their marketing budgets which are easier to reduce in the short term than their other operating expenses.

How it is managed and reflected in our strategic priorities

The transformation plan updated in December 2020. Emphasis on providing faster, more agile and more effectively integrated solutions for our clients.

Simplifying our organisational structure such as the disposal of 60% of our interest in Kantar and the disposal of non-core minority holdings.

Launch of further Campus co-locations including in Chicago, Hong Kong and Rome. Embedding data and technology more deeply into our offer to clients.

Board focus on the importance of a positive and inclusive culture across our business to attract and retain talent and clients. Creation of a team focused on culture, diversity and inclusion across the Group. Creation of the WPP Global Inclusion Council in 2020 and commitments to anti-racism.

Continuous improvement of our creative capability and reputation of our businesses.

The development and implementation of senior leadership incentives to align more closely with our strategy and performance.

Business review at every Board, Management and Executive Committee meeting to identify client loss. Monthly updates to the management team on the status of the Group's major clients and upcoming pitches for potential new clients. Continuous engagement with our clients and suppliers through this period of uncertainty and reduction in economic activity.

OPERATIONAL RISKS - CLIENTS

Risk definition

We receive a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on our prospects, business, financial condition and results of operations.

Potential impact

A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our ten largest clients accounted for 21% of revenue less pass-through costs in the year ended 31 December 2020. Clients can reduce their marketing spend, terminate contracts or cancel projects on short notice. The loss of one or more of our largest clients, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.

How it is managed and reflected in our strategic priorities

Increased flexibility in the cost structure (including incentives, consultants and freelancers).

Business review at every Board meeting and regular engagement at executive level with our clients.

A monthly new and existing business tracker is reviewed by the Executive Committee on a monthly basis with regular updates to the Board.

PEOPLE, CULTURE AND SUCCESSION

Risk definition

Our performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key creative, commercial, technology and management talent, or are unable to retain and incentivise key and diverse talent.

Potential impact

We are highly dependent on the talent, creative abilities and technical skills of our people as well as their relationships with clients. We are vulnerable to the loss of people to competitors (traditional and emerging) and clients, leading to disruption to the business.

How it is managed and reflected in our strategic priorities

Our incentive plans are structured to provide retention value, for example by paying part of annual incentives in shares that vest two years after grant date.

We are working across the businesses to embed collaboration and investing in training and development to retain and attract talented people. The investment in co-located Campus properties is increasing the cooperation across our companies and provides extremely attractive and motivating working environments.

Succession planning for the Chief Executive Officer, the Chief Financial Officer and key executives of the Company is undertaken by the Board and Nomination and Governance Committee on a regular basis and a pool of potential internal and external candidates identified in emergency and planned scenarios.

Compensation Committee oversight for the Group's incentive plans and compensation. Our first priority during the Covid-19 pandemic has been the safety and welfare of our people and seeking to protect them as much as possible as well as maintaining the ability to serve clients and win new business as markets recover.

CYBER AND INFORMATION SECURITY

Risk definition

We are undertaking a series of IT transformation programmes to support the Group's strategic plan and a failure or delay in implementing the IT programmes may have a material adverse effect on its business, revenues, results of operations, financial conditions or prospects. The Group is reliant on third parties for the performance of a significant portion of our worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on our business. During the transformation, we are still reliant on legacy systems which could restrict our ability to change rapidly.

A cyber-attack could result in disruption to one or more of our businesses or the security of data being compromised.

Potential impact

We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data. A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects and have an impact on long-term reputation and lead to client loss.

A significant number of the Group's people are working remotely as a consequence of the Covid-19 pandemic which has the potential to increase the risk of compromised data security and cyber-attacks.

How it is managed and reflected in our strategic priorities

The IT transformation programmes will underpin our strategic plan and enhance our data security.

There is a rolling programme to retire servers across the Group and move to cloud solutions.

We monitor and log our network and systems and keep raising our people's security awareness through our WPP Safer Data training and mock phishing attacks. Heightened focus on monitoring our network and systems and raising awareness of the potential for phishing and other cyber-attacks during the period of remote working and an increased focus on our control environment.

FINANCIAL RISKS - CREDIT RISKS

Risk definition

We are subject to credit risk through the default of a client or other counterparty.

Potential impact

We are generally paid in arrears for our services. Invoices are typically payable within 30 to 60 days.

We commit to media and production purchases on behalf of some of our clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to us to pay those amounts and there could be an adverse effect on our working capital and operating cash flow.

How it is managed and reflected in our strategic priorities

Evaluating and monitoring clients' ongoing creditworthiness and in some cases requiring credit insurance or payments in advance.

We are working closely with our clients during this period of economic uncertainty to ensure timely payment for services in line with contractual commitments and with vendors to maintain the settlement flow on media.

Our treasury position and compliance with lending covenants is a recurring agenda item for the Audit Committee and Board.

Increased management processes to manage working capital and review cash outflows and receipts during the Covid-19 pandemic.

FINANCIAL RISKS - INTERNAL CONTROLS

Risk definition

Our performance could be adversely impacted if we failed to ensure adequate internal control procedures are in place.

We have identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could adversely affect our results of operations, investor confidence in the Group and the market price of our ADSs and ordinary shares.

Potential impact

Failure to ensure that our businesses have robust control environments, or that the services we provide and trading activities within the Group are compliant with client obligations, could adversely impact client relationships and business volumes and revenues.

As disclosed in our Form 20-F, in connection with the Group's assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, we identified material weaknesses in our internal control over financial reporting with respect to management's review of the impairment assessment of intangible assets and goodwill (specifically the selection of appropriate discount rates for use in the impairment calculations, the determination of the appropriateness of the cash flow periods and associated discounting and determination of the assumptions in respect of working capital cash flows, in each case used in the impairment calculation); the design and implementation of internal controls to ensure that the complex accounting matters and judgements are assessed against the requirements of IFRS and to reflect changes in the applicable accounting standards and interpretations or changes in the underlying business on a timely basis; and our net investment hedging arrangements (specifically concerning the eligibility of hedging relationships under IFRS, the adequacy and maintenance of contemporaneous documentation of the application of hedge accounting, and the review of the impact of changes in internal financing structures on such hedging relationships). As a result of such material weaknesses, we concluded that our internal control over financial reporting was not effective.

If remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses in internal control are discovered or occur in the future, our ability to accurately record, process and report financial information and consequently, our ability to prepare financial statements within required time periods, could be adversely affected. In addition, the Group may be unable to maintain compliance with the federal securities laws and NYSE listing requirements regarding the timely filing of periodic reports. Any of the foregoing could cause investors to lose confidence in the reliability of our financial reporting, which could have a negative effect on the trading price of the Group's ADSs and ordinary shares.

How it is managed and reflected in our strategic priorities

Transparency and contract compliance are embedded through the networks and reinforced by audits at a WPP and network level.

Regular monitoring of key performance indicators for trading are undertaken to identify trends and issues. An authorisation matrix on inventory trading is agreed with the Company and the Audit Committee.

A new controls function has been established in 2020 to review and enhance controls across the Group. We have issued renewed guidance to our businesses of the need to focus on controls through the period of remote working as a consequence of the Covid-19 pandemic.

Management is committed to maintaining a strong internal control environment and remediating the identified material weaknesses in a timely manner, with appropriate oversight from our Audit Committee. We have made progress towards remediation and continue to implement our remediation plan. We have engaged an independent valuation specialist, on an on-going basis with oversight by management, to assist us as an integral part of the discount rate and cash flow determination process in the impairment assessment of intangible assets and goodwill. This has included such items as updating our discount determination methodology for a current market participant approach; enhancing the level of review and controls related to the selection of the variables underpinning the discount rate calculation, the discount rate methodology and annual refresh; and implementing additional validation controls and additional reviews of the selection of cash flow periods and net working capital assumptions. In the case of complex accounting matters and hedging arrangements, we are performing a comprehensive retrospective review of our controls and procedures and implementing enhanced periodic controls into our control framework and have engaged outside advisors with specialist expertise in the respective subject matter areas to assist with the performance of the comprehensive retrospective review.

COMPLIANCE RISKS - DATA PRIVACY

Risk definition

We are subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets:

-          Security of this type of data is exposed to escalating external threats that are increasing in sophistication, as well as internal data breaches.

-          Data transfers between our global operating companies, clients or vendors may be interrupted due to changes in law (eg EU adequacy decisions, CJEU Schrems II decision)

Potential impact

We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance:

-          A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects

-          Restrictions or limitations on international data transfers could have an adverse effect on our business and operations.

How it is managed and reflected in our strategic priorities

We develop principles on privacy and data protection and compliance with local laws. We also monitor pending changes to regulations and identify changes to our processes and policies that would need to be implemented. In the case of data transfers, we also identify alternative approaches, including using other permitted transfer mechanisms, in order to limit any potential disruption (eg SCCs instead of Privacy Shield following the CJEU Schrems II decision).

We implemented extensive training ahead of GDPR and CPPA implementation and the roll-out of toolkits to assist our people to prepare for implementation and will do the same as new legislation is adopted in other markets.

A Chief Privacy Officer and Data Protection Officer have been appointed at the Company and Data Protection Officers are in place at a number of our companies.

Our people must take Privacy & Data Security Awareness training and understand the WPP Data Code of Conduct and WPP policies on data privacy and security.

The Data Health Checker survey is performed annually to understand the scale and breadth of data we collect so the level of risk associated with this can be assessed.

COMPLIANCE RISKS - TAXATION

Risk definition

We may be subject to regulations restricting our activities or effecting changes in taxation.

Potential impact

Changes in local or international tax rules, for example, as a consequence of the financial support programmes implemented by governments during the Covid-19 pandemic, changes arising from the application of existing rules, or challenges by tax or competition authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.

How it is managed and reflected in our strategic priorities

We actively monitor any proposed regulatory or statutory changes and consult with government agencies and regulatory bodies where possible on such proposed changes.

Annual briefings to the Audit Committee of significant changes in tax laws and their application and regular briefings to executive management. We engage advisors and legal counsel to obtain opinions on tax legislation and principles.

COMPLIANCE RISKS - REGULATORY

Risk definition

We are subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which we operate.

Potential impact

We operate in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply or to create a culture opposed to corruption or failing to instil business practices that prevent corruption could expose us to civil and criminal sanctions.

How it is managed and reflected in our strategic priorities

Online and in-country ethics, anti-bribery, anti-corruption and anti-trust training on a Group-wide basis to raise awareness and seek compliance with our Code of Conduct and the Anti-Bribery & Corruption Policy.

A continuously evolving business integrity function to ensure compliance with our codes and policies and remediation of any breaches of policy.

Continuous communication of the Right to Speak confidential, independently operated helpline for our people and stakeholders to raise any potential breaches of our Code and policies, which are investigated and reported to the Audit Committee on a regular basis.

Due diligence on acquisitions and on selecting and appointing suppliers and restrictions on the use of third-party consultants in connection with any client pitches. Rolling programme of creating shared financial services in the markets in which we operate and the creation of a new controls function in 2020.

Risk Committees are well established at WPP and across the networks to monitor risk and compliance through all of our businesses and the enhancement of our business integrity programme across our markets.

Gift and hospitality register and approvals process.

COMPLIANCE RISKS - SANCTIONS

Risk definition

We are subject to the laws of the United States, the EU and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.

Potential impact

Failure to comply with these laws could expose us to civil and criminal penalties including fines and the imposition of economic sanctions against us and reputational damage and withdrawal of banking facilities which could materially impact our results.

How it is managed and reflected in our strategic priorities

Online training to raise awareness and seek compliance and updates for our companies on any new sanctions.

Regular briefings to the Audit Committee and constant monitoring by the WPP legal team with assistance from external advisors of the sanctions regimes.

EMERGING RISKS

Risk definition

Increased frequency of extreme weather and climate-related natural disasters.

Potential impact

This includes storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety of our people and significantly disrupt our operations. At present 10% of our headcount is located in countries at "extreme" risk from the physical impacts of climate change in the next 30 years.

How it is managed and reflected in our strategic priorities

Our strategy of co-locating our people in WPP Campuses is enabling us to centralise emergency preparedness procedures. It will also enable us to more efficiently deploy climate mitigation measures. We intend to integrate climate-related risk assessment into the technical due diligence suite that we follow when we invest in a new Campus building to help ensure that material, acute and chronic physical climate risks are considered in design and embedded into business continuity procedures.

EMERGING RISKS

Risk definition

Increased reputational risk associated with working on environmentally detrimental client briefs and/or misrepresenting environmental claims.

Potential impact

As consumer consciousness around climate change rises, our sector is seeing increased scrutiny of our role in driving unsustainable consumption. Our clients seek expert partners who can give recommendations that take into account stakeholder concerns around climate change.

Additionally, WPP serves some clients whose business models are under increased scrutiny, for example oil and gas companies or associated industry groups who are not actively decarbonising. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards as we grow our sustainability-related services.

How it is managed and reflected in our strategic priorities

Our climate crisis training will ensure that our people recognise the importance of our sector's role in addressing the climate crisis. It will be part of a broader sustainability training programme which we will run in multiple markets with localised content in key regions.

We are also developing internal tools to help our people identify environmentally harmful briefs. These tools will embed climate-related issues within existing content-review procedures across the organisation. The misrepresentation of environmental issues is governed by our Code of Conduct. We are also reviewing our policies to reduce the risk that any client brief undermines the implementation of the Paris Agreement.

APPENDIX B: DIRECTORS' RESPONSIBILITY STATEMENT

Each of the current Directors whose names and functions are listed in the Corporate Governance section of the Annual Report 2020 confirms that, to the best of his or her knowledge:

●    the Group financial statements, which have been prepared in accordance with IFRS, as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit of the Group. and
●    the Strategic report and risk sections of the Annual Report, which represent the management report, include a fair review of the development and performance of the business and the position of the company and the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

APPENDIX C: RELATED PARTY TRANSACTIONS

From time to time the Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items. None of these were material in the period after 5 December 2019, when Kantar became an associate, to 31 December 2019, or in 2020. In 2020, revenue of £90.6 million was reported in relation to Compas, an associate in the United States. All other transactions in the periods presented were immaterial.

The following amounts owed by related parties were outstanding at 31 December 2020:

Kantar £39.0 million
Other £27.9 million

The following amounts owed to related parties were outstanding at 31 December 2020:

Kantar £5.6 million
Other £36.0 million

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 29 April 2021.	By: ______________________
Balbir Kelly-Bisla
Company Secretary